Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

Regulatory Filings On Track
Late last week, FPL Group, Inc. and Constellation Energy filed an application with the Federal Energy Regulatory Commission (FERC) seeking approval of the merger agreement.

The FERC application notes that the combined company will have a geographically diverse generating fleet with approximately 46,000 megawatts of capacity, with a more balanced portfolio of fuel types and dispatch capabilities.

The application also noted that although the regulated utility operations will remain independent of each other, the transaction will result in operating efficiencies, including sharing of best practices and expanded expertise in nuclear operations.

"Our FERC filing signifies an important step in gaining approval for the merger and is consistent with the timeframe outlined when we announced the transaction in December," said Lew Hay, chairman, president and chief executive officer of FPL Group.

The application also points out that the merger satisfies the standards established by FERC for determining whether a merger is consistent with the public interest. The merger will not adversely affect rates, the competitiveness of wholesale electric markets, or the scope of regulatory jurisdiction exercised by this Commission or the several states affected by this merger.

In addition to the FERC application, recently the companies filed applications with the Public Utility Commission of Texas and the Nuclear Regulatory Commission. Constellation Energy also recently filed an application related to the merger with the Maryland Public Service Commission.

You asked...

The Merger Update site on INFPL contains a section that invites you to submit your questions either by calling the Employee Services Helpline at 800.610.8999, option 6, or by e-mailing erger_updates@fpl.com. The following represents these employee questions, grouped by general category and in some cases slightly reworded to avoid redundancy. The answers have been supplied by internal experts from Human Resources, Accounting and General Counsel

General Business Questions
Q:	Will this transaction trigger a change in control and will FPL Group management receive payouts?
A:

It is not anticipated that the transaction will constitute a change in control under the FPL Group Long Term Incentive Plan. While the transaction may constitute a change of control under certain individual agreements with members of senior management, all FPL Group senior officers have waived payments that could be triggered upon such a change in control, generally so long as they retain positions with comparable responsibilities within the company.

Q:	Constellation shareholders will be receiving 1.444 shares of common stock once the companies are merged. How many shares of common stock will FPL Group shareholders receive?
A:	Each common share of FPL Group outstanding immediately prior to the merger will be converted into one share of Constellation Energy at the time of the merger.
Q:	Where will the corporate part of the Nuclear Division be located?
A:	The location of the Nuclear Division has not been determined at this time. The location of the Nuclear Division will be determined during the integration process.
Retirement Benefit Questions
Q:	How will the merger affect FPL Group's pension and/or 401(k) plans? I understand that FPL's pension is self-sustaining; will our pension funds remain independent after the merger?
A:

The merger will have no impact on accrued benefits under the FPL Group retirement plans. It is too early in the process to be able to provide any specific information regarding funding or any potential merger of the companies' respective pension trusts. Those decisions will be made as part of the transition and integration process. FPL Group has always taken pride in the fiscally responsible approach to meeting our pension commitments. The proposed merger will have no impact on this approach, and our pension obligations will continue to be fully funded.

Q:	Will there be new options added to the 401(k) plan as a result of the merger?
A:	It is still too soon to be able to provide information on how specific benefit programs may be affected by the merger. Those decisions will be made as part of the transition and integration process.
Q:	Will the merger affect retiree medical benefits for eligible employees? Will there be changes to either the Rule of 90 or spouse coverage under the retiree medical program?
A:

It is too early in the process to be able to provide information regarding the exact nature of any specific post-merger benefit program, including the retiree benefits plan. Those decisions will be made as part of the transition and integration process.

Other Pay and Benefit Questions
Q:	What changes will occur to company benefits and salary programs as a result of the merger?
A:

Although the merger won't affect FPL Group's accrued benefits, such as your accrued pension and Retirement Savings Plan, it is too early in the process to provide information on any specific post-merger pay or benefit programs. These decisions will be made as part of the transition and integration process. What is not likely to change is our company commitment to a competitive total rewards program for our employees, including pay and salary program.

Q:	Will we go through another system conversion after the merger or will we continue to use SAP (My HR Direct)?
A:	The integration teams will be sharing information and determining final systems selection and configuration; no determination has been made at this time.
Other Employment Questions
Q:	If I wanted to relocate to another city that was serviced by the new company after the merger, would I be allowed? Would I keep my same position level?
A:	Post-merger transfer protocol or policy hasn't been determined at this time. We will communicate the details of such a policy as soon as they are available.
Q:	From the Care Center perspective, will there be any cross-functional training between FPL's and BGE's Centers?
A:

It is important to remember that each regulated utility will continue to operate independently of each other post merger. As such, we have not yet developed any post-merger training protocol or policy at this time. We will communicate the details of such a policy as soon as they are available.

Q:	I am a former employee of Constellation Energy and I'm now working for FPL. After the merger would my service time with Constellation Energy be restored?
A:

There are specific and complex rules applicable to crediting service following a "break in service" as it applies to retirement benefits. Be assured that the effects of these rules on individual employees will be addressed during the transition and integration process.

Non-Solicitation and Safe Harbor Language

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (" FPL Group") or Constellation Energy Group, Inc. (" Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.